Exhibit 99.1

CENTOGENE Announces Executive Appointment

CAMBRIDGE, Mass. and ROSTOCK, Germany and BERLIN, January 30, 2023 - Centogene N.V. (the “Company”) (Nasdaq: CNTG), the essential life science partner for data-driven answers in rare and neurodegenerative diseases, today announced that Prof. Peter Bauer, M.D., the Company’s Chief Medical and Genomic Officer, has been appointed to the Management Board of Centogene N.V. as of January 24, 2023, to be confirmed at the Company’s next General Meeting of Shareholders. Prof. Bauer has also been appointed as Managing Director of the subsidiary Centogene GmbH.

Prof. Bauer has been serving as CENTOGENE's Chief Medical and Genomic Officer since 2022. In this role, he combines an extensive clinical and medical understanding of genetic testing with an excellent knowledge of the latest scientific developments—turning medical questions into complete and fast analytical processes and ensuring that medically-driven results are brought to clinicians and patients immediately. Prof. Bauer originally joined CENTOGENE in 2016 and has since held a variety of management positions within the Company, including operations as well as innovation and research related roles. Prof. Bauer received his board certification in Human Genetics in 2006 and previously headed the Molecular Diagnostic Laboratory at the Institute of Medical Genetics and Applied Genomics at the University Hospital Tübingen. Prof. Bauer has authored more than 250 publications in Neurogenetics, Oncogenetics, Cardiogenetics, and Sequencing Technology.

Contact:

CENTOGENE

Ben Legg

Corporate Communications

Press@centogene.com

Lennart Streibel

Investor Relations

IR@centogene.com